082-35029



Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Media Release regarding the Proxy Results for the Annual Meting of Westfield Holdings Limited. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

5/30

82-35029

23 May 2008

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
PROXY RESULTS FOR ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LIMITED HELD ON 23 MAY 2008

A revised schedule setting out the proxy results for the Annual General Meeting of Westfield Holdings Limited held today is attached. The previous schedule stated 0.37% for the discretionary proxies received for Resolution 8. That percentage should be 0.61% as stated in the revised schedule of proxy results.

All resolutions put to the meeting were passed on a show of hands with the required majorities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

82-35029



Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Friday 23 May 2008.

All resolutions listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	For	Against	Open/at Proxy's Discretion	Abstain	Total No. of Proxy Votes Exercisable
2 Remuneration Report	1,190,423,676 91.40%	99,676,933 7.65%	12,418,627 0.95%	2,118,051	1,302,519,236
3 Re-election of F P Lowy AC	1,206,991,898 92.58%	84,438,694 6.48%	12,286,599 0.94%	926,751	1,303,717,191
4 Re-election of D H Lowy AM	1,152,190,454 88.39%	139,136,774 10.67%	12,315,947 0.94%	1,000,767	1,303,643,175
5 Re-election of D M Gonski AC	1,146,776,602 87.98%	144,433,533 11.08%	12,348,314 0.94%	1,084,070	1,303,558,449
6 Election of J Sloan	1,217,073,518 93.37%	74,029,215 5.68%	12,365,934 0.95%	1,175,275	1,303,468,667
7 Election of J McFarlane	1,289,009,657 98.89%	2,096,495 0.16%	12,365,433 0.95%	1,169,222	1,303,471,585
8 Increase in Directors' Fee Pool	1,083,003,926 95.86%	39,876,906 3.53%	6,913,338 0.61%	3,281,184	1,129,794,170

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Media Release regarding the Final Director's Interest Notice – Listing Rule 3.19A for the Westfield Group. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

SEC Mail Processing Section

MAY 27 2008

Washington, DC
110



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

23 May 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
FINAL DIRECTOR'S INTEREST NOTICE – LISTING RULE 3.19A

We refer to our announcement of 27 February 2008 and attach an Appendix 3Z notice in respect of Mr Dean Wills AO.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Dean Robert Wills
Date of last notice	2 August 2004
Date that director ceased to be director	23 May 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
N/A

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Castlecray Pty Limited ATF DR Wills Pension Fund	20,000 ordinary securities

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Media Release regarding the schedule setting out the proxy results for the Westfield Group. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

23 May 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
PROXY RESULTS FOR ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LIMITED HELD ON 23 MAY 2008

A schedule setting out the proxy results for the Annual General Meeting of Westfield Holdings Limited held today is attached.

All resolutions put to the meeting were passed on a show of hands with the required majorities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.



Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Friday 23 May 2008.

All resolutions listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	**For**	**Against**	**Open/at Proxy's Discretion**	**Abstain**	**Total No. of Proxy Votes Exercisable**
2 Remuneration Report	1,190,423,676 91.40%	99,676,933 7.65%	12,418,627 0.95%	2,118,051	1,302,519,236
3 Re-election of F P Lowy AC	1,206,991,898 92.58%	84,438,694 6.48%	12,286,599 0.94%	926,751	1,303,717,191
4 Re-election of D H Lowy AM	1,152,190,454 88.39%	139,136,774 10.67%	12,315,947 0.94%	1,000,767	1,303,643,175
5 Re-election of D M Gonski AC	1,146,776,602 87.98%	144,433,533 11.08%	12,348,314 0.94%	1,084,070	1,303,558,449
6 Election of J Sloan	1,217,073,518 93.37%	74,029,215 5.68%	12,365,934 0.95%	1,175,275	1,303,468,667
7 Election of J McFarlane	1,289,009,657 98.89%	2,096,495 0.16%	12,365,433 0.95%	1,169,222	1,303,471,585
8 Increase in Directors' Fee Pool	1,083,003,926 95.86%	39,876,906 3.53%	6,913,338 0.37%	3,281,184	1,129,794,170

082-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

May 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Media Release regarding the Chairman's Address to Members for the Westfield Group. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

23 May 2008

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
Westfield Holdings Limited - Annual General Meeting - 23 May 2008
Chairman's Address

A copy of the Chairman's Address to Members which is to be given at today's Annual General Meeting of Westfield Holdings Limited is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

CHAIRMAN'S ADDRESS
WESTFIELD HOLDINGS LIMITED ANNUAL GENERAL MEETING
HELD ON FRIDAY, 23 MAY 2008 AT 10:00AM
GRAND BALLROOM, SOFITEL WENTWORTH HOTEL
61 – 101 PHILLIP STREET, SYDNEY

CHECK AGAINST DELIVERY

Before I begin my address, I would like to welcome two new faces to the Westfield board. As you can see, we are now joined by Mr John McFarlane and Professor Judith Sloan.

Both have very distinguished backgrounds and a wealth of experience to bring to our board. We are very fortunate to be able to replenish what was already an outstanding board with such highly capable and respected directors.

I would like to foreshadow that in the coming year it is our intention to add another director to the board, probably a UK resident, furthering the renewal process which brings new thinking and experience to our strategic considerations.

I would like to take this opportunity to thank the entire board for its wise counsel.

One of the great strengths of this board has been its stability and I believe that the continuity that comes from having several long-serving directors is of enormous benefit to the Group.

I rely heavily on my fellow directors and I must say it is a real asset as Chairman to be surrounded by such outstanding individuals.

In particular, I would like to pay tribute here today to our retiring Director, Dean Wills.

Dean is a much-loved and highly-valued member of the Westfield family.

He joined the board of Westfield Holdings in 1994 and over the years has provided us with sage advice based on his experience as one of this country's leading business figures.

And in Dean's case, he didn't just deliver sage advice. He delivered it so eloquently. And always with great charm and good humour.

He was always generous with his time for the company, and I thank him wholeheartedly for serving on the board with such distinction.

These few words here today cannot do justice to his contribution to the growth and success of Westfield, but I would like to ask that we thank him in the customary way.

Ladies and gentlemen,

As you all know, the global economy is currently going through an uncertain time.

I've seen all this before. I have been around for a while, as you know.

But it's because I and many of my colleagues have been around for a while, and because we've seen all this before, that I am able to report to you that Westfield Group remains strong and stable.

Our stability is built on three things – high quality assets with stable cash flows; financial strength and discipline; and, experienced management which plans for the long-term.

This point of planning for the long term is very important, and very pertinent to reflect on now at a time when markets are unpredictable.

It's too late to plan for the difficult times when they've already arrived.

There are several examples of our planning for the long-term in recent years.

We have recycled capital through asset sales – by disposing of some properties and reinvesting the proceeds in centres that can generate higher, long-term returns. We are not in the business of growing by acquisition simply to get bigger. The number of shopping centres we own is not as important as the return we can generate on the capital invested.

The debt offering we completed last month is another example.

We didn't raise the money because we needed it today. We raised it now because here it is "business-as-usual" and it will ensure we have the financial capacity to continue to grow in the years ahead. It was also a significant achievement because it demonstrated the Group's capacity to raise funds, even in difficult times.

I believe that this long-term planning, which is reinforced by the fact that our developments take 5 or even 10 years from initial planning to completion, is critical to helping us continue to perform during periods like the one we are living through now.

Ladies and gentlemen, I would like to restate that for 2007 our operational segment earnings – which are a measure of the operating performance of the Group – were up 11.6% to $1.79 billion. This represents earnings of 96.12 cents per security, an increase of 6% on a constant currency basis.

There was an increase in the gross value of assets under management from $60.7 billion to $63.2 billion.

In the first few months of this year it is certainly true that retail sales have slowed to varying degrees in the markets in which we operate.

That is why it is important to understand the features of our business which have kept us strong through various economic cycles over our 48-year history.

The first thing to appreciate is that we manage very high quality assets.

Our shopping centres have strong positions in their particular markets and we continually redevelop them to make sure they maintain that position.

We also continually review our portfolio and from time to time sell centres that don't fit with our long-term plans, or acquire new centres where they can add value.

Having high quality assets is always important of course, but it becomes a critical factor during times like this when lower quality properties are more vulnerable.

Secondly, our assets are geographically diverse. We have 118 centres spread across four countries which means that each market is affected to varying degrees during a global downturn. Over the past few months for example, the Australian retail sales have been somewhat more resilient than those in the US or UK.

Within that geographic diversity, there is also a great diversity of retailers – we have 23,000 retailers across all categories including fashion, food, entertainment and department stores – cushioning the impact of short-term fluctuations in consumer demand.

Thirdly, and very importantly, we have strong and stable cash flows which are based on long-term leases with our retailers. These leases range from 5 to 7 years in Australia and New Zealand; 8 to 10 years in the United States and 10 to 15 years in the United Kingdom.

More than 98% of the Group's rental income comes from contracted minimum base rents which are not affected by short-term movements in retail sales.

Fourthly, we are continually working on a range of possible opportunities for the Group which is why we like to maintain a very strong balance sheet. This financial prudence has served us well over many years.

At 31 December 2007 the Group had assets of $50.8 billion, $7.7 billion of available liquidity and gearing of 31.7%.

Ladies and gentlemen, I've said before that you can have high quality assets, but to maximise the return on those assets, in good times and in bad times, there is no substitute for good management.

One of my proudest achievements at Westfield is the management team we have developed over a long period of time.

In 2007 the Group's senior management team had an average age of 49 and average length of service of 10 years.

Just recently, it was my great pleasure to host a special function to honour those individuals who had given more than 20 years of service to Westfield.

I must say that even I was surprised to see just how many people had achieved that milestone with the company.

We recognised more than 50 people who have served the company at all levels.

That's a phenomenal number, and a testament to the loyalty and expertise that goes on providing great stability and enormous benefits to the Group.

Ladies and gentlemen, at last year's Annual General Meeting, I spoke about the growing importance of our flagship properties around the world.

In recent years we have completed a number of these – Bondi Junction in Sydney, in San Francisco, Century City in Los Angeles and this year Doncaster in Melbourne.

I'm pleased to report today that we are making good progress towards three more which I believe will be shopping centres of international significance.

Our first major shopping centre in London – Westfield London – will open in October this year, in time for Christmas trading and be a powerful branding symbol for Westfield in one of the United Kingdom's highest income areas in the west end of London.

Preliminary work on our other London project, on the east side of the city at Stratford and adjacent to the Olympic site, is also progressing well. It is scheduled to open in 2011 and construction work is expected to commence in earnest in the next few months.

In Sydney, we expect to commence construction on the site of our CBD property – to be known as Westfield Sydney City – towards the end of this year.

Sydney City will provide a fantastic retail and community asset and finally give the heart of Sydney a retail centre to match its status as Australia's "global" city.

Of course, as well as these higher profile developments our pipeline of future projects continues to grow.

In the context of our off-shore activities, it is worth noting that the Federal Budget delivered last week contained very good news for Australian companies which operate internationally.

Our industry and many others have been seeking changes to withholding tax arrangements which will make investing in companies like Westfield more attractive for off-shore investors.

In the Budget the Treasurer announced that the withholding tax rate will be lowered from its current rate of 30% to 7.5% over three years.

Ladies and gentlemen

As I said at the outset, I have seen economic cycles come and go.

Each one is different and it's impossible to predict their precise characteristics.

But some things don't change, like the value of investing in quality assets.

Like making sure we are financially sound.

Like making sure we value our people and look to improve our management practices.

These objectives are fundamental to long-term success and they stand the Westfield Group in very good stead.

Ladies and gentlemen, the Westfield Group's quality global portfolio, with high occupancy levels, generates strong and stable cash flows that have been resilient through economic cycles.

Combined with the Group's strong financial position and value creating development program, the Westfield Group is well positioned for the future.

In closing this address, I would like to reconfirm the distribution forecast for 2008 at 106.5 cents per security.

Thank you.

ENDS

E&OE